UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 2)

Harbin Electric, Inc.
(Name of Issuer)

Common Stock, par value $.00001 per share
(Title of Class of Securities)

41145W 10 9
(CUSIP Number)

Tianfu Yang Hero Wave Investments Limited	Mitchell S. Nussbaum
No. 9, Ha Ping Xi Lu	Loeb & Loeb LLP
Ha Ping Lu Ji Zhong Qu	345 Park Avenue
Harbin Kai Fa Qu	New York, New York 10154
China 150060	212-407-4000
(86) 45186116757
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ð

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 41145W 10 9	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Tianfu Yang I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,690,854
	8	SHARED VOTING POWER 2,950,000 (2)
	9	SOLE DISPOSITIVE POWER 6,690,854
	10	SHARED DISPOSITIVE POWER 2,950,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,640,854 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.56%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 41145W 10 9	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Hero Wave Investments Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,950,000 (2)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,950,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,950,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.69%
14	TYPE OF REPORTING PERSON CO

Footnotes:

(1)      Hero Wave Investments Limited (“Hero Wave”) is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

(2)     The Schedule 13D/A dated April 17, 2007, reporting the beneficial ownership of the shares owned by Tianfu Yang is hereby amended by this Amendment No. 2 to Schedule 13D/A to report that pursuant to a Stock Purchase Agreement between Hero Wave and Abax Lotus Ltd., a Cayman Islands limited company (“Abax”) dated as of September 28, 2007, 300,000 shares held by Hero Wave were transferred to Abax on October 17, 2007. Mr. Yang owns 100% of the shares of Hero Wave and is the sole director and officer of Hero Wave. Hero Wave and Mr. Yang share beneficial ownership of these 2,950,000 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Hero Wave Investments Limited:

(a)      Hero Wave is the beneficial owner of an aggregate of 2,950,000 shares of Common Stock, representing approximately 16.69% of the total issued and outstanding shares of Common Stock.

(b)      Hero Wave has sole power to vote or direct the vote of 0 shares of Common Stock and the sole investment and voting power over 0 shares of Common Stock. Hero Wave has shared power to vote or direct the vote of 2,950,000 shares of Common Stock.

(c)     On October 17, 2007, Hero Wave transferred 300,000 shares of Common Stock to Abax in consideration of the purchase price per share equal to $14.20.

(d)     Other than Mr. Yang, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Hero Wave.

(e)     Not applicable.

Tianfu Yang:

(a)      Mr. Yang is the beneficial owner of an aggregate of 9,640,854 shares of Common Stock, representing approximately 54.56% of the total issued and outstanding shares of Common Stock.

(b)      Mr. Yang has sole power to vote or direct the vote of 6,690,854 shares of Common Stock and the sole investment and voting power over 6,690,854 shares of Common Stock. Mr. Yang has shared power with Hero Wave to vote or direct the vote of 2,950,000 shares of Common Stock.

(c)      On October 17, 2007, Hero Wave transferred 300,000 shares of Common Stock to Abax in consideration of the purchase price per share equal to $14.20.

(d)     Other than Hero Wave, with respect to the 2,950,000 shares of Common Stock owned by Hero, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Mr. Yang.

(e)     Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Hero Wave Investments Limited

Dated: October 23, 2007	By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

By:	/s/ Tianfu Yang
Tianfu Yang